SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02046896

P.G.
7/15/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002 - dated July 15, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

SAMEX

S A M E X M I N I N G C O R P.

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA

TOLL FREE: 800-828-1488
E-MAIL: samex@telus.net
TEL: (604) 870-9920
FAX: (604) 870-9930

WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - TSX VENTURE
SMXMF - NASD OTC:BB

NEWS RELEASE - No. 9-02

July 15, 2002

GENERATIVE EXPLORATION UPDATE

GOLD, SILVER PROSPECTS EVALUATED, CHILE

Since May, SAMEX has been visiting and evaluating numerous gold, silver prospects in Chile. Of more than a dozen prospective areas reviewed thus far, four have been identified for possible option, acquisition, or staking. Property title due diligence and option/purchase discussions have begun. SAMEX has also established a legal presence in Chile and formed strategic relationships with key consultants who have added to, and enhanced the opportunities available to the Company. Updates will be reported as appropriate.

SAMEX is one of the few exploration companies currently conducting generative activities in a number of these historically prospective mineral belts. The Company is pleased with the quality of opportunities identified thus far, from both a geologic and a relational/operations aspect. Management appreciates the shareholders patience as it attempts to maximize the exploration/acquisition head-start it has initiated in what is believed to be a renewed bull market in precious metals.

OPTION DROPPED ON ARGENTINA GOLD-SILVER PROSPECT

In May 2002, SAMEX signed a letter agreement concerning an option to purchase a gold-silver prospect in Argentina (see News Release No.8-02 dated May 8, 2002). An initial payment of US$3,000 gave SAMEX the opportunity to conduct due diligence and a property visit in Argentina. After visiting and evaluating the property, it was determined that the prospect did not meet the Company's exploration criteria. SAMEX has decided not to proceed with the option and has terminated the agreement effective July 12, 2002.

Jeffrey Dahl,
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: July 15, 2002

By: [signature]

Larry D. McLean
Vice President, Operations